                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                JP REALTY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   46624A106
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                                 (CUSIP Number)


           Mr. Bernard Freibaum
       Executive Vice President and
         Chief Financial Officer               Marshall E. Eisenberg, Esq.
      General Growth Properties, Inc.            Neal, Gerber & Eisenberg
          110 North Wacker Drive           Two North LaSalle Street, Suite 2200
          Chicago, Illinois 60606                Chicago, Illinois 60602
              (312) 960-5000                          (312) 269-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 3, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)


                               Page 1 of 9 Pages

CUSIP NO. 46624A106               SCHEDULE 13D                 Page 2 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    General Growth Properties, Inc.
    42-1283895
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,147,904*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,147,904
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* Solely with respect to the matters described in Item 6 hereof.

CUSIP NO. 46624A106               SCHEDULE 13D                 Page 3 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    GGP Limited Partnership
    41-1746121
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,147,904*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,147,904
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

* Solely with respect to the matters described in Item 6 hereof.

ITEM 1.       SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of JP Realty, Inc. ("JPR"). The principal executive offices of JPR are 35 Century Park-Way, Salt Lake City, Utah 84115.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by General Growth Properties, Inc., a Delaware corporation ("GGP"), and GGP Limited Partnership, a Delaware limited partnership ("GGPLP," and, together with GGP, the "Reporting Persons"). The address of the principal office of each of the Reporting Persons is 110 North Wacker Drive, Chicago, Illinois 60606. The principal business of the Reporting Persons is the ownership and operation of regional mall shopping centers. GGP is the general partner of GGPLP and conducts substantially all of its business through GGPLP.

         Neither of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding each executive officer and director of GGP is included in Appendix A attached hereto and incorporated herein by reference.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.       PURPOSE OF TRANSACTION.

         See Item 6.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Voting Agreement described in Item 6, each of the Reporting Persons may be deemed to own beneficially an aggregate 3,147,904 shares of Common Stock, which, to the best knowledge of the Reporting Persons, represents approximately 16.6% of the outstanding Common Stock.

         (b) GGPLP has the sole power to vote the shares of Common Stock solely with respect to the matters described in Item 6.

         (c) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On March 3, 2002, GGP, GGPLP and two newly-formed, wholly-owned subsidiaries of GGPLP (collectively, the "Acquisition Subs") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with JPR and its operating partnership subsidiary, Price Development Company, Limited Partnership ("PDC"), pursuant to which GGPLP agreed to acquire all of the outstanding shares of JPR common stock and Price Group Stock (a class of JPR capital stock all of the outstanding shares of which are held by an affiliate of John Price, the Chairman, Chief Executive Officer and founder of JPR) and all of the outstanding common units of limited partnership in PDC by merging JPR and PDC with the


                               Page 4 of 9 Pages

Acquisition Subs (collectively, the "Mergers"). In the Mergers, each outstanding share of JPR common stock and Price Group Stock will be converted into $26.10 cash, and each common unit of limited partnership interest in PDC will be converted into either $26.10 in cash or, at the election of the holder of such unit if such holder is an accredited investor, 0.522 8.5% Series B Cumulative Preferred Units of limited partnership in GGPLP.

         In connection with the execution of the Merger Agreement, Mr. Price and certain of his affiliates (collectively, the "Holders") have entered into a Voting Agreement, dated March 3, 2002, with GGP, GGPLP and the Acquisition Subs (the "Voting Agreement"). The following is a summary of the material provisions of the Voting Agreement, a copy of which was attached as an exhibit to GGP's current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2002. This summary is not intended to be complete, and reference is made to the Voting Agreement for a complete description of the arrangements among the parties thereto with respect to the Owned Interests (as hereinafter defined).

         Pursuant to the Voting Agreement, the Holders agreed to vote all shares of common stock and Price Group Stock of JPR and common units of limited partnership in PDC that they beneficially own (collectively, the "Owned Interests") in favor of the Mergers. A holder of common units of limited partnership in PDC may exchange such common units for cash or shares of common stock of JPR on a one-for-one basis (subject to adjustments in the event of stock splits, dividends, combinations or reclassifications), with the form of consideration to be selected by JPR. Each of the Holders agreed to vote the Owned Interests on matters as to which such Holder is entitled to vote at any annual or special meeting of the shareholders of JPR or partners of PDC (or by written consent without a meeting) (i) in favor of the Merger Agreement and the Mergers; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of JPR or PDC under the Merger Agreement; and (iii) against any action or agreement (other than the Merger Agreement) that would impede, interfere with, delay, postpone, adversely affect or attempt to discourage the Mergers and the transactions contemplated by the Merger Agreement or the Voting Agreement.

         In furtherance of these agreements, under the Voting Agreement, each of the Holders irrevocably appointed GGPLP as its attorney and proxy to vote all of such Holder's Owned Interests on matters as to which such Holder is entitled to
(i) vote at a meeting of the shareholders of JPR or partners of PDC or (ii) express consent or dissent to corporate or partnership action in writing without a meeting, in each case, in GGPLP's discretion as to the matters described in the previous paragraph. In respect of the matters described in the previous paragraph, each Holder agreed to refrain from (a) voting at any annual or special meeting of the shareholders of JPR or partners of PDC, (b) executing any written consent in lieu of any such meetings, (c) exercising any rights of dissent with respect to its Owned Interests, and (d) granting any proxy or authorization to any person with respect to the voting of its Owned Interests except, in each case, pursuant to the Voting Agreement.

         Each Holder also agreed that it will not (i) dispose of any of its Owned Interests, (ii) permit any lien to attach to its Owned Interests, (iii) grant any options or other rights with respect to any of its Owned Interests,
(iv) grant any proxies or powers of attorney with respect to any Owned Interests regarding any matters described above, deposit any Owned Interests into a voting trust, enter into a voting agreement with respect to any Owned Interests or tender any Owned Interests other than in the transactions contemplated by the Merger Agreement or (v) take any action which is intended to have the effect of preventing or disabling such Holder from performing its obligations under the Voting Agreement.

         The Voting Agreement terminates on the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) consummation of the Mergers.


                                Page 5 of 9 Pages

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER         NAME

1              Agreement pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G.
               (filed herewith).

2 Agreement and Plan of Merger among General Growth Properties, Inc., GGP Limited Partnership, GGP Acquisition, L.L.C., GGP Acquisition II, L.L.C., JP Realty, Inc. and Price Development Company, Limited Partnership, dated as of March 3, 2002 (incorporated by reference to Exhibit 2.1 to GGP's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2002).

3 Voting Agreement, dated as of March 3, 2002 (incorporated by reference to Exhibit 10.1 to GGP's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6,
               2002).




                                Page 6 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2002

GENERAL GROWTH PROPERTIES, INC.


By:        /s/ Bernard Freibaum
         --------------------------------------------
         Name:  Bernard Freibaum
         Title:  Executive Vice President

GGP LIMITED PARTNERSHIP

         By:  GENERAL GROWTH PROPERTIES,
              INC., General Partner


              By:   /s/ Bernard Freibaum
                    ------------------------------------------
                    Name:  Bernard Freibaum
                    Title:  Executive Vice President






                                Page 7 of 9 Pages

                                   APPENDIX A

         The executive officers and directors of GGP, each of whom is a citizen of the United States of America, are as follows:


                Name                                           Title
                ----                                           -----
Matthew Bucksbaum.....................        Chairman of the Board
Alan Cohen............................        Director
Anthony Downs.........................        Director
Morris Mark...........................        Director
Beth Stewart..........................        Director
John Bucksbaum........................        Chief Executive Officer and Director
Robert Michaels.......................        President and Chief Operating Officer
Bernard Freibaum......................        Executive Vice President and Chief Financial Officer
Ronald L. Gern........................        Senior Vice President and Assistant Secretary
Joel Bayer............................        Senior Vice President and Chief Investment Officer
Jean Schlemmer........................        Executive Vice President, Asset Management

         The present occupation and business address of each of the executive officers and directors of GGP is as follows:

         Matthew Bucksbaum is the Chairman of the Board of GGP. His business address is 110 North Wacker Drive, Chicago, Illinois 60606.

         Alan Cohen is Vice President, Marketing, of Tahoe Networks, Inc., a company specializing in networking infrastructure and operations solutions. His business address is 3052 Orchard Drive, San Jose, California 95134.

         Anthony Downs is a Senior Fellow at The Brookings Institution (a private, non-profit policy research center) and a self-employed speaker and writer. His business address is 1775 Massachusetts Avenue, NW, Washington, D.C. 20036.

         Morris Mark is general partner of Mark Partners, an investment partnership, President of Mark Asset Management, an investment advisory firm, and President of Mark International Management, LLC, an investment management company. His business address is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

         Beth Stewart is Co-Chairman of the Board and Chief Executive Officer of Storetrax, Inc., a Web-based company focused on the retail real estate sector. Her business address is 1626 East Jefferson Street, Rockville, Maryland 20852.

         John Bucksbaum is the Chief Executive Officer of GGP. His business address is 110 North Wacker Drive, Chicago, Illinois 60606.

         Robert Michaels is the President and Chief Operating Officer of GGP. His business address is 110 North Wacker Drive, Chicago, Illinois 60606.

         Bernard Freibaum is the Executive Vice President and Chief Financial Officer of GGP. His business address is 110 North Wacker Drive, Chicago, Illinois 60606.

         Ronald L. Gern is the Senior Vice President and Assistant Secretary of GGP. His business address is 110 North Wacker Drive, Chicago, Illinois 60606.



                                Page 8 of 9 Pages

         Joel Bayer is the Senior Vice President and Chief Investment Officer of GGP. His business address is 110 North Wacker Drive, Chicago, Illinois 60606.

         Jean Schlemmer is the Executive Vice President, Asset Management of GGP. Her business address is 110 North Wacker Drive, Chicago, Illinois 60606.

         To the knowledge of GGP, during the last five years, none of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                                Page 9 of 9 Pages